SEC Amendment No.2 Form S-2.doc


              As filed with the Securities and Exchange Commission
                               On January 26, 2001
                           Registration No. 333-39014
              ----------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION

                                 AMENDMENT NO. 2

                                       TO

                                    FORM S-2

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                FONAR CORPORATION

             -------------------------------------------------------
             (Exact name of registrant as specified in its charter)


               Delaware                                   3845
     (State or other jurisdiction of          Primary Standard Industrial
     incorporation or organization)           Classification Code Number

                                   11-2464137
                      (I.R.S. Employer Identification No.)




                                110 Marcus Drive
                            Melville, New York 11747
                                 (631) 694-2929

               --------------------------------------------------
               (Address, including zip code, and telephone number
                  of registrant's principal executive offices)

                            Raymond V. Damadian, M.D.
                                FONAR CORPORATION
                                110 Marcus Drive
                            Melville, New York 11747
                                 (631) 694-2929


           ---------------------------------------------------------
           (Name, address, including zip code, and telephone number, including area code, of agent for service)

                  Please send copies of all communications to:

                              Henry T. Meyer, Esq.
                                FONAR Corporation
                                110 Marcus Drive
                            Melville, New York 11747
                                 (631) 694-2929
                            ------------------------

     Approximate date of commencement of proposed sale to the public:

     As soon as practicable after the effective date of this Registration Statement

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [ X ]

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box : [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                         CALCULATION OF REGISTRATION FEE

                                       Proposed      proposed
                                        maximum       maximum         amount
Title of each class        Amount      offering      aggregate          of
of securities to be        to be       price per     offering       registration
registered              registered       unit           price           fee
-------------------     ----------     ---------     -----------    ------------
Common Stock,            4,826,000       2.90        $13,995,400      $4,241.03
$.0001 per share
-------------------     ----------     ---------     -----------    ------------

Total                    4,826,000       2.90        $13,995,400      $4,241.03
-------------------     ----------     ---------     -----------    ------------


         * Pursuant to Rule 457, subsection (c)
              Specified Date: June 7, 2000


The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8 (a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8 (a), may determine.

                                   PROSPECTUS

                                4,826,000 Shares

                                FONAR CORPORATION

                                  Common Stock

     This Prospectus relates to the offer and sale of 4,826,000 shares of the common stock of FONAR Corporation acquired by certain stockholders who will receive such shares in satisfaction of approximately $11,013,645 in indebtedness. The indebtedness was incurred by Fonar or its subsidiary, Health Management Corporation of America (HMCA) in connection with the acquisitions and mergers consummated by HMCA.

     The holders of this indebtedness will be offered shares in payment for the indebtedness, plus the brokerage commissions and other transactional costs which will be incurred by them in connection with the resale of the shares, at the prevailing market value of Fonar's common stock. The number of shares required to retire the indebtedness will depend on the market price of Fonar's common stock at the times the shares are issued.

     Fonar will not receive any proceeds from the sale of shares being sold by the selling stockholders. The shares are being offered on a best efforts basis by the selling stockholders through broker - dealers of their choice. The price of the shares will vary and will depend on the market value of Fonar's common stock at the times the shares are sold.

     For a discussion of certain risk factors which should be considered by prospective investors, see "Risk Factors".

     These securities have not been approved or disapproved by the Securities and Exchange Commission nor has the Commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

     The Company expects to pay expenses of this offering of approximately $35,000.

     On January 18, 2001, the closing price for the common stock of Fonar (Symbol: FONR) was $1.44 per share, as reported by Nasdaq. Fonar's common stock is traded on the Nasdaq SmallCap Market.

     The date of this Prospectus is January 19, 2001



                                TABLE OF CONTENTS

Summary
Information...............................................pg

Recent
Developments..............................................pg

Risk
Factors...................................................pg

Available
Information...............................................pg

Proceeds..................................................pg

Plan of
Distribution..............................................pg


Dynamic...................................................pg

         A&A
Services..................................................pg

         Selling
Stockholders..............................................pg

Description of FONAR'S Securities.........................pg

         Voting
Rights....................................................pg

         Cash
Dividends.................................................pg

         Special Dividends on Common Stock................pg

         Special Dividends on Class A
                  Non-Voting Preferred Stock..............pg

         Other Dividends and Distributions................pg


Conversion................................................pg

         Preemptive Rights and Cumulative Voting..........pg

         Preferred
Stock.....................................................pg

         Transfer Agent and Registrar.....................pg

Validity of
issuance..................................................pg

Experts...................................................pg

Additional
Documents.................................................pg

Indemnification...........................................pg

Incorporation by
Reference.................................................pg

                               SUMMARY INFORMATION

     Fonar Corporation designs, manufactures and markets magnetic resonance imaging scanners which utilize non-superconductive magnet technology for the detection and diagnosis of human disease. Fonar's address is 110 Marcus Drive, Melville, New York 11747, its telephone number there is (631) 694-2929 and its Internet address is http://www.fonar.com.

     Health Management Corporation of America was organized by Fonar in March 1997 for the purpose of engaging in the business of providing comprehensive management services to physicians' practices and other medical providers, including diagnostic imaging centers and ancillary services. The services provided by HMCA include administration, providing office space, facilities medical equipment and supplies, staffing and supervision of non-medical personnel, legal, accounting, billing and collection services and the development and implementation of practice growth and marketing strategies.

     Since its formation, HMCA has completed five acquisitions. HMCA became actively engaged in the physician and diagnostic management services business through its initial two acquisitions, which were consummated effective June 30, 1997. Following these two initial acquisitions, HMCA completed two additional acquisitions in fiscal 1998 and one additional acquisition in fiscal 1999.

     The selling stockholders are the former owners of the two businesses most recently acquired by HMCA, in transactions where payment of a portion of the purchase price was payable over time. This acquisition from indebtedness, inclusive of accrued but unpaid interest as of December 31, 2000, is approximately $11,013,645.

     The first acquisition was of a group of several interrelated companies engaged in the business of managing three diagnostic imaging centers and one multi-specialty practice in New York State which are referred to in this prospectus as the Affordable Companies. The consideration paid by HMCA consisted of 2,740,000 shares of Fonar's common stock. None of the acquisition indebtedness is owed to the former owners of the Affordable Companies.

     The second completed acquisition was of Raymond V. Damadian, M.D. MR Scanning Centers Management Company. Pursuant to the terms of the transaction HMCA purchased all of the issued and outstanding shares of stock of RVDC from Raymond V. Damadian. Raymond V. Damadian, the principal stockholder, President and Chairman of the Board of FONAR, was the sole stockholder, director and President of RVDC immediately prior to the acquisition. The consideration payable to Dr. Damadian consisted of 10,000 shares of Fonar's common stock. None of the acquisition indebtedness is owed to Dr. Damadian.

     The third completed acquisition, consummated on January 20, 1998, was the acquisition of the business and assets of Central Health Care Services Management Company, LLC. Central Health was a management service organization, or MSO managing a multi-specialty practice in Yonkers, New York. None of the acquisition indebtedness included in this transaction is owed to the former owners of Central Health.

     The fourth completed acquisition, consummated effective March 20, 1998, was the acquisition of A & A Services, Inc., an MSO managing four primary care practices in Queens County, New York. A & A Services provides the practices with management services, office space, equipment, repair and maintenance service for the equipment and clerical and other non medical personnel. Approximately $5,237,151, inclusive of unpaid interest through December 31, 2000, of the acquisition indebtedness is owed to the former owners of A & A Services.

     The fifth completed acquisition, consummated effective August 20, 1998, was the acquisition of Dynamic Health Care Management, Inc. Dynamic is an MSO which manages three physician practices in Nassau and Suffolk Counties on Long Island, New York. Approximately $6,175,000 inclusive of unpaid interest through December 31, 2000 of the acquisition indebtedness is owed to the former owners of Dynamic.

     The shares are intended to be issued to the selling stockholders to satisfy the acquisition indebtedness. The number of shares which the selling stockholders will receive will depend on the market price of Fonar's common stock at the times the shares are issued. The number of shares which will be issued will be such number as will be sufficient to cover the acquisition indebtedness plus any brokerage commissions and other transactional costs which may be incurred by the selling stockholders in connection with the sale of the shares.

     This prospectus relates to the offer and sale of the shares by the selling stockholders. The Company will receive no proceeds from the resale of the shares. Fonar will pay all costs of this offering estimated at $35,000 See "Plan of Distribution".

NASDAQ Symbol..............FONR

Risk Factors...............Certain  risk factors  concerning  the Company should be considered carefully before deciding whether to purchase the shares offered. See "Risk Factors."

     This summary is qualified in its entirety by the more detailed information appearing elsewhere in the prospectus.


                               RECENT DEVELOPMENTS

     Fonar's Stand-Up MRI, also called Indomitable (TM), QUAD (TM) and Fonar-360
(TM) MRI scanners, together with Fonar's in-progress Pinnacle (TM) MRI, are intended to significantly improve its competitive position. In addition, the Company offers a low cost open scanner, the Echo (TM) MRI, operating at .3 Tesla field strength.

     Indomitable (TM), which received clearance to market from the FDA on October 3, 2000, will allow patients to be scanned while standing or reclining. As a result, for the first time, MRI will be able to be used to show abnormalities and injuries under full weight-bearing conditions, particularly the spine and joints. A floor-recessed elevator brings the patient to the height appropriate for the targeted image region. A custom-built adjustable bed will allow patients to sit or lie on their backs, sides or stomachs at any angle. Full-range-of-motion studies of the joints in virtually any direction will be possible, an especially promising feature for sports injuries.

     Indomitable(TM) will also be useful for MRI-directed surgical procedures as the surgeon would have unhindered access to the patient with no restrictions in the vertical direction. This easy entry, mid field-strength scanner should be ideal for trauma centers where a quick MRI screening within the first critical hour of treatment will greatly improve patients' chances for survival and optimize the extent of recovery.

     The Fonar 360 has an enlarged room sized magnet in which the magnet frame is incorporated into the floor, ceiling and walls of the scan room. This is made possible by Fonar's patented Iron-Frame(TM) technology which allows the Company's engineers to control, contour and direct the magnet's lines of flux in the patient gap where wanted and almost none outside of the steel of the magnet where not wanted. Physicians and family members are able to actually enter the scanner and approach the patient. In its Open Sky version, the Fonar 360 serves as an open patient friendly scanner which allows 360 degree access to the patient on the scanner bed. The walls can be decorated with panoramic murals and the entire scan room can be decorated to be incorporated into the pictured landscape.

     In its future interventional OR-360 version, the enlarged room sized magnet and 360 degree access to the patient afforded by the Fonar 360 permit full-fledged surgical teams to walk into the magnet and perform surgery on the patient inside the magnet. Most importantly the MRI image can then be obtained real time during surgery to guide the surgeon in the surgery. Thus surgical instruments, needles, catheters, endoscopes and the like can be introduced directly into the human body and guided to the malignant lesion by means of the MRI image. The number of inoperable lesions should be greatly reduced by the availability of this new capability. Most importantly treatment can be carried directly to the target tissue.

     The "QUAD" scanners are unique MRI scanners in that four sides are open thus allowing access to the scanning area from four vantage points. The starshaped open design of the QUAD will also make possible a host of new applications, particularly MRI mammography and MRI directed surgery (Interventional MRI). The QUAD (TM) 12000 MRI scanner utilizes a 6000 gauss iron core electromagnet and is accessible from four sides. The QUAD 12000 was the first "open" MRI scanner at high field. The QUAD (TM) 7000 is similar in design to the QUAD 12000 but utilizes a smaller 3,500 gauss electromagnet.

     Fonar is also developing a superconductive version of its open iron frame magnets, the "Pinnacle" (TM), and has completed construction of a prototype with a 0.6 Tesla superconductive magnet. Fonar's design of its superconductive magnet anticipated the possibility of making its other products available as superconducting magnets. Therefore, it is Fonar's objective to make Indomitable
(TM) and the Fonar 360 available to Fonar's customers as either iron-frame resistive models or iron-frame superconductive magnets depending on customer preference and pricing.


                                  RISK FACTORS

     Investment in Fonar is highly speculative and subject to numerous and substantial risks. Therefore, prospective purchasers should carefully consider the risks associated with Fonar's business and the purchase of the shares, including the risk factors discussed below.

1. Financial Risks. For the fiscal years ended June 30, 2000 and June 30, 1999, Fonar experienced net losses of $10.96 million and $14.22 million respectively and net operating losses of $16.43 million and $15.61 million respectively. For the three months ended September 30, 2000, Fonar experienced a net loss of $3.91 million and an operating loss of $4.0 million. On July 2, 1997, however, the Company had received $128.7 million from General Electric Company, net $77.2 million after attorneys' fees and expenses, in payment of the judgment rendered against General Electric Company for infringement of the Company's original MRI (Cancer Detection) patent and Multi-Angle Oblique (MAO) patent (Fonar Corporation et ano. v. General Electric Company et ano., 92-CV-4196. (LDW), U.S. District Court for the Eastern District of New York). These funds have been used to fund operations of Fonar's MRI business and to finance acquisitions by HMCA. As of September 30, 2000, Fonar's balance sheet reflected approximately $17.7 million in cash or cash equivalents and $9.6 million in marketable securities out of total current assets of $49.8 million. Fonar believes that it will be able to reverse its operating losses with the cash and liquid assets remaining from the proceeds of its patent litigation, the introduction into the marketplace of its new MRI scanners, and the operating income generated by its subsidiary HMCA. HMCA operating income was $2.48 million in fiscal 2000, $3.12 million in fiscal 1999 and $801,000 for the first three months of fiscal 2001.

2. Reliance on New Products. Fonar's ability to generate future operating profits will depend on its ability to market and sell its new lines of MRI products and works-in-progress. The Stand-Up MRI, also called "Indomitable(TM), Fonar 360(TM) and Echo scanners have all been recently introduced into the market. Although Fonar is optimistic that these scanners' features will make them competitive, there can be no assurance as to the degree or timing of market acceptance of these products. Revenues from the sales of QUAD(TM) scanners, introduced in 1995, have not been sufficient to date to generate operating profits.

3. Dependence Upon Services of Dr. Damadian. Fonar's success is greatly dependent upon the continued participation of Dr. Raymond V. Damadian, its founder, Chairman of the Board and President. Loss of the services of Dr. Damadian would have a material adverse effect upon the development of Fonar's business. Fonar does not have an employment or noncompetition agreement with Dr. Damadian. Fonar does not currently carry "key man" life insurance on Dr. Damadian.

4. Changing Technology and Financial Resources of Competitors. The medical equipment industry is highly competitive and characterized by rapidly changing technology and extensive research. Numerous companies, many of which have substantially greater financial resources than those available to Fonar, engage in the marketing of magnetic resonance imaging scanners which compete with the Company's scanners. Competitors include large, multinational companies or their affiliates such as General Electric Company, Siemens A.G., Picker International, Philips N.V., Toshiba Corporation, Hitachi Corporation and Shimadzu Corporation. In addition, there can be no assurance that Fonar's products will not be rendered obsolete by future products employing technologies superior to those utilized by the Company.

5. Control of the Company; Voting Power of Dr. Damadian. Fonar's Certificate of Incorporation does not provide for cumulative voting in the election of directors. Dr. Raymond V. Damadian, the President, Chairman of the Board and principal stockholder of Fonar, will continue to be in control of Fonar and in a position to elect all of the directors of Fonar. As of September 30, 2000, there were outstanding 56,627,572 shares of common stock, having one vote per share, 4,211 shares of Class B common stock, having ten votes per share and 9,562,824 shares of Class C common stock, having 25 votes per share. Of these totals Dr. Damadian owned 2,488,274 shares of common stock and 9,561,174 shares of Class C common stock, giving him approximately 82% of the votes of Fonar's voting stock.

6. Acquisition Risks. The businesses acquired and which may in the future be acquired are essentially service organizations whose continued success depends on retaining and developing existing business relationships. These relationships are often heavily dependant on the personal efforts of key persons in the acquired company or medical practices managed by the acquired company. HMCA or the medical practices will seek to retain key people through employment agreements which include noncompetition covenants and financial incentives. Nevertheless, there can be no assurance that these key people will remain as employees or produce results sufficient to make the acquired companies profitable.

7. Goodwill; Amortization. HMCA acquired businesses which were essentially service businesses for purchase prices based on earnings multiples rather than assets. As the value of the assets was small relative to the purchase price, the consolidated balance sheet of Fonar, HMCA and Fonar's other subsidiaries reflects a large amount of good will. Amortization of this goodwill will reduce net profits.

8. Dependence on Revenues from Medical Practices. HMCA receives substantially all of its revenue from medical practices and providers of MRI services. Consequently, HMCA would be indirectly affected by changes in medical insurance reimbursement policies, HMO policies, referral patterns, no-fault and workers compensation reimbursement levels and other factors affecting the profitability of a medical practice or MRI facility. In addition, HMCA depends on the ability of the medical practices and providers to attract and retain physicians and other professional staff.

9. Risks of Collection. HMCA performs billing and collection services for the medical practices and MRI facilities it manages. The viability of HMCA's clients and their ability to remit management fees to HMCA depends on HMCA's ability to collect the clients' receivables. Collectibility of these receivables can be adversely affected by the longer payment cycles and rigorous informational requirements of some insurance companies or other third party payors. Proper authorizations, referrals and confirmation of coverage for patients, as well as issues of medical necessity, need to be addressed prior to the rendering of service to assure prompt payment of claims. HMCA believes it is properly addressing billing and collection requirements and issues for its clients and that its collection rates are good. Nevertheless, the regulations and requirements applicable to medical billing and collections could change in the future and result in reduced or delayed collections.

10. Professional Liability. Although with one exception, HMCA does not provide medical services, it is possible that a patient suing one of HMCA's client medical practices or MRI facilities would also sue HMCA. In Florida, where the corporate practice of medicine is legally permissible, a subsidiary of HMCA in one case provides medical care through employee doctors and could be subject to professional liability claims in the event of malpractice. HMCA does not carry professional liability insurance but physicians working for HMCA's clients or for HMCA's subsidiaries directly are required to maintain professional liability insurance in the minimum amount of $1,000,000/$3,000,000.

11. Product Liability. Fonar does not carry product liability insurance but is self-insured. Consequently, Fonar would have to pay from its own resources any valid products liability claim. To date, Fonar has not had to pay any such claims.

12. Risks Related to Growth. HMCA's revenues have increased from approximately $9 million in fiscal 1997 to $21 million in fiscal 1998, $31 million in fiscal 1999 and $34 million in fiscal 2000. The rapid growth has necessitated hiring new employees and leasing separate facilities for HMCA's headquarters in Melville, New York. Integration of new personnel into HMCA workforce and increased workloads have been the principal stresses resulting from the expansion. As a result, HMCA has experienced a higher than optimal rate of personnel turnover. HMCA believes that this problem has now stabilized and that it has made a successful transition.

13. Risks Related to Foreign Operations. Fonar will seek to take advantage of opportunities to sell its MRI scanners abroad as well as domestically. Challenges involved in this effort include language and cultural barriers, unfamiliarity with local markets and means of doing business and the need to comply with foreign laws and regulations. Being required to adjudicate claims and disputes under foreign law in foreign tribunals, with both private and public parties, is a risk to be considered in connection with expanding foreign operations.

14. Risks Related to Various Types of Practices. The types of medical providers served by HMCA are (a) MRI facilities (b) primary care practices and (c) physical therapy and rehabilitation practices. There are approximately 20 MRI facilities served by HMCA located in New York, Florida and Georgia. The primary care practices served by HMCA consist of four offices in New York and the physical therapy and rehabilitation practices consist of eight offices located primarily in New York. Although HMCA does not know of any pending adverse development affecting these types of facilities, future changes in the reimbursement levels for MRI, primary care, workers compensation or no fault reimbursement, or changes in utilization policies for MRI or physical rehabilitation therapy could adversely affect the ability of HMCA's clients to pay HMCA's fees.

15. Risks Related to Capitated Insurance Programs. Certain HMO's and insurers have instituted managed care programs where the physician or physician group is paid on a capitated basis. Under these plans, the physician is not paid according to the services provided, but is paid a fixed monthly fee per patient, which in HMCA's experience is based on age and gender. Currently, approximately 12.3% of HMCA's clients' revenues are from capitated programs. Under capitated insurance programs, the physician or physician practice in effect bears some of the risk in the event a patient requires extensive treatment. In the event that HMCA's client primary care practices experience a shortfall between the capitated payments and the cost of providing services, the ability of those practices to pay for HMCA's services may be impaired.

     No person has been authorized by Fonar to give any information or to make any representation other than those contained in this prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus does not constitute an offer or solicitation to any person in any jurisdiction where such offer or solicitation would be unlawful. Neither delivery of this prospectus nor any sale hereunder shall, under any circumstances, create an implication that there has been no change in the Fonar's affairs following the date of this prospectus.

                              AVAILABLE INFORMATION

     Fonar is subject to the informational requirements of the Securities Exchange Act of 1934 and Files annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on form 8-K and proxy statements with the Securities and Exchange Commission. These reports and proxy statements can be inspected and copies obtained at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission at http://www.sec.gov.

     Fonar has filed with the Commission a registration statement on Form S-2 under the Securities Act of 1933, as amended, with respect to the securities to which this prospectus relates. As permitted by the rules and regulations of the Commission, this prospectus does not contain all the information set forth in the registration statement, including the exhibits. For further information with respect to the Fonar and the shares being offered, reference is made to the registration statement and the exhibits to the registration statement. Statements contained in this prospectus concerning the provisions of documents included as exhibits to the registration statement are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

     Where any document is incorporated by reference in this prospectus, Fonar will provide without charge to each person to whom this prospectus is delivered, upon the request of such person, a copy of any and all of the information that has been incorporated by reference in this prospectus including exhibits specifically incorporated by reference on any such information. Requests for copies should be directed to the Company at 110 Marcus Drive, Melville, New York 11747, Attention Stockholder Relations Department. The telephone number is (631) 694-2929. Fonar's Internet site address is http://www.fonar.com.

                                    PROCEEDS

     The Company will not receive any proceeds from the sale of shares by the selling stockholders.

                              Plan of Distribution

     The selling stockholders will act as their own underwriters and sell the shares through broker - dealers of their selection into the market on a best efforts basis. The price will vary and will depend on the market price of Fonar's common stock at the times the shares are sold. It is anticipated that the shares will be sold over a period of time. There is no minimum number of shares which must be sold in order for the offering to be effective.

     The selling shareholders will not receive any commissions or other compensation from Fonar in connection with the sale of the shares, except that Fonar will pay any brokerage commissions and other sales costs the selling shareholders incur when they sell the shares. Fonar will pay there commissions and costs by issuing additional shares which would cover these costs. The commissions payable to broker-dealers will depend on the broker-dealers selected by the selling stockholders and may vary.

     The selling stockholders will sell the shares in the existing public market for Fonar's common stock, which is the Nasdaq SmallCap market. They will sell through broker-dealers of their selection. The size, terming and price of the sales will be determined by the selling stockholders subject to volume limitations to be agreed upon with Fonar.

     Fonar plans to issue shares to the selling stockholders over a period of time in advance of the payment due dates for the indebtedness being paid with the shares. The number of shares issued in each case would be the number estimated to be necessary to cover the payments, commissions and other selling costs, based on then prevailing market prices. The shareholders will sell those shares over a period of time subject to agreed upon volume limitations based upon the trading volume for Fonar's common stock. The proceeds received by the selling shareholders from the sale of the shares net of commissions and other costs of sale, will credited to interest and principal due under the notes. Any shortfall would be made up in cash or through the issuance of additional shares. Any surplus would be applied to future payments. It would not be necessary for either Fonar or the selling shareholders to commit to using shares for all note payments in advance; either could reserve the right to have the payment be made in cash. The aggregate indebtedness inclusive of accrued interest to December 31, 2000, is in the amount of $11,013,644.64. The indebtedness arose from two acquisitions: Dynamic and A&A Services. The indebtedness is payable over time in installments to the selling shareholders up through August 2003.

     The selling stockholders are Stuart Blumberg, Stephen Jonas, Glenn Muraca and Giovanni Marciano. Stuart Blumberg and Stephen Jonas were the former owners of Dynamic and are presently employed by HMCA. Glenn Muraca and Giovanni Marciano are the former owners of A&A Services and are employed as physicians by one of the professional corporations managed by HMCA.

DYNAMIC.

     As at December 31, 2000 the principal portion of the acquisition indebtedness payable to the former owners of Dynamic was $6,137,587.66, and the accrued but unpaid interest thereon was $37,511.50. The indebtedness is payable pursuant to three sets of notes as follows:

     1. The first set of notes, in the original principal amount of $2,870,000 and of which $972,823.92 in principal remains outstanding, is payable in annual installments. One remaining set of payments of principal and interest in the aggregate amount of $1,045,785.73 will be due August 20, 2001. The interest rate is 7 1/2% per annum. Accrued but unpaid interest as of December 31, 2000 was $26,752.

     2. The second set of notes, in the original principal amount of $1,216,230.92 and of which $483,597.86 in principal remains outstanding, is payable in sixty (60) monthly installments of $16,666.67 in the aggregate each month. Payments commenced on September 20, 1996 and are scheduled to run through August 20, 2003. The interest rate is 7.254% per annum. Accrued but unpaid interest as of December 31, 2000 was $1,007.50.

     3. The third set of notes, in the original principal amount of $5,490,000 and of which $4,681,705.88 remains outstanding, are payable in thirty six (36) equal monthly installments of principal and interest which commenced August 20, 2000. The interest rate is 7 1/2% per annum commencing August 20, 2000. Accrued but unpaid interest as of December 31, 2000 was $9,752.

A&A SERVICES.

     As at December 31, 2000, the principal portion of the acquisition indebtedness payable to the former owners of A&A Services was $5,138,472.98, and the accrued but unpaid interest was $98,678. The indebtedness is payable pursuant to three sets of notes as follows:

     1. The first set of notes, in the original principal amount of $4,000,000 and of which $1,254,261 in principal remains outstanding, is payable in sixteen
(16) quarterly installments. Payments commenced on March 20, 1999 and are scheduled to run through December 20, 2002 in the amount of $300,043.94 each quarter. The interest rate is six percent (6%) per annum. Accrued but unpaid interest as of December 31, 2000 was $37,628.

     2. The second set of notes in the original principal amount of $1,500,000 and of which $675,000 remains outstanding, is payable in sixty (60) monthly installments in the amount of $25,000 in the aggregate each month. Payments commenced on April 20, 1998 and are scheduled to run through March 20, 2003. The notes do not bear interest.

     3. A third set of notes in original principal amount of $2,000,000 is payable to the former owners of A&A Services. The notes are payable in eight quarterly installments of $267,168 in the aggregate each quarter. The first payments under such notes will be due February 20, 2001. Interest is payable at the rate of six percent (6%) per annum.


SELLING STOCKHOLDERS

     The following table sets forth the names of the selling stockholders and the number of shares to be offered by each assuming the following:

(1) all the shares are issued to the selling stockholders,

(2) the shares are issued to the holders of the acquisition indebtedness in the same proportions as their respective shares of the acquisition indebtedness bear to the entire amount of the acquisition indebtedness,

(3) the holders of the acquisition indebtedness elect to sell all the shares they receive, and

(4) the total number of shares of all classes of Fonar's stock outstanding offer the issuance of shares to the selling stockholders is equal to the number of shares outstanding as of the date of this prospectus plus the number issued to the selling stockholders.

     Reimbursement   to  the  selling   stockholders  in  shares  for  brokerage
     commissions and other transactional costs is not taken into account.



                                                                   Shares
                             Shares            Percentage       Beneficially
     Name of              Beneficially         of Voting         Owned After
Beneficial Owner       Owned and Offered         Power            Offering
-----------------      -----------------       ----------       ------------
Stuart Blumberg            1,305,675              0.44%              0

Steven Jonas               1,305,675              0.44%              0

Glenn Muraca               1,107,325              0.37%              0

Giovanni Marciano          1,107,325              0.37%              0
-----------------      -----------------       ----------       ------------



     Stuart Blumberg and Steven Jonas are the former owners of Dynamic. Glenn Muraca and Giovanni Marciano are the former owners of A&A.


                        DESCRIPTION OF FONAR'S SECURITIES

     The following table shows the shares of FONAR's securities authorized and outstanding as of September 30, 2000:

                                                                 ISSUED AND
CLASS                                         AUTHORIZED         OUTSTANDING
-------------------------------------         ----------         -----------
Common Stock par value $.0001 per             60,000,000          56,627,572
share

Class B Common Stock, par value                4,000,000               4,211
$.0001 per share

Class C Common Stock par value $.0001         10,000,000           9,562,824
per share

Class A Non-voting Preferred Stock,            8,000,000           7,836,286
par value $.0001 per share
Preferred Stock , par value $.0001            10,000,000                   0
per share

Voting Rights

     The Class C Common Stock has 25 votes per share, the Class B Common Stock has 10 votes per share and the common stock has one vote per share in the election of directors and on all other matters upon which stockholders are entitled to vote. All three classes will vote together except where otherwise required by law. The Class A Non-voting Preferred Stock does not have voting rights except as required under the Delaware General Corporation Law.


Cash Dividend

     With respect to any discretionary cash dividends which may be declared by the Board of Directors on Fonar's stock, a share of the common stock is entitled to a cash dividend 20% higher than the cash dividend on a share of the Class B Common Stock. A share of the Class C Common Stock is entitled to one-third (1/3) of the dividend declared on a share of the Class B Common Stock. The Class A Non-voting Preferred is entitled to the same discretionary cash dividends as the common stock.

Special Dividend on Common Stock

     The common stock, but not the Class B Common Stock, the Class C Common Stock, or the Class A Non-voting Preferred Stock, is entitled to a special dividend equal to a percentage of the amount of any cash award in the form of damages, royalties, or otherwise collected by Fonar in connection with enforcement of United States Patent No. 3,789,832 as follows: 3 1/4 % of the first $10 million of any such cash award, 4 1/2 % of the next $20 million of any such cash award and 5 1/2 % of the amount of any such cash award in excess of $30 million. This patent, which was issued to the President of Fonar, Dr. Raymond V. Damadian, in 1974 and subsequently exclusively licensed by him to Fonar, expired in February 1992. Special dividends of approximately $2.5 million have been declared and paid on account of the patent. It is not anticipated that any further special dividends will accrue on account of the enforcement of Patent No. 3,789,832.

Special Dividends on Class A Non-voting Preferred Stock

     The Class A Non-voting Preferred Stock is entitled to a special dividend equal to a percentage of any award or settlement collected by Fonar in connection with the enforcement of five of its patents in patent lawsuits, less commenced on or before November 29, 1997, the special dividend payable on the common stock with respect to U.S. Patent No. 3,789,832 as follows: 3 1/4 % of the first $10 million of any such cash awards or settlements, 4 1/2 % of the next $20 million of any such cash awards or settlements and 5 1/2 % of the amount of any such cash awards or settlements in excess of $30 million. The five patents are as follows: Apparatus and Method for Detecting Cancer in Tissue,
2/5/74, U.S. Patent No. 3,789,832; Apparatus Including Permanent Magnet Configuration, 6/23/87, U.S. Patent No. 4,675,609; Apparatus and Method for Multiple Angle Oblique MRI, 10/3/89, U.S. Patent No. 4,871,966; Solenoidal Surface Coils for Magnetic Resonance Imaging, 12/12/89, U.S. Patent No. 4,887,038; and Eddy Current Control in Magnetic Resonance Imaging, 10/29/91, U.S. Patent No. 5061897. Special dividends of approximately $5.3 million have been declared and paid on account of these patents. It is anticipated that approximately $464,500 in additional special dividends will be paid. Thereafter, no further dividends will accrue on account of the enforcement of these five patents.

     The board of directors has reserved the right (but would not be obligated) to expand the dividend to which the Class A Non-voting Preferred Stock is entitled, to cover additional patents, additional lawsuits, or both and to increase the percentage of any awards or settlements received in any lawsuits which would be payable as a dividend.

     In addition, the Board of Directors is authorized, in its discretion, to declare cash dividends from time to time solely on the Class A Non-voting Preferred Stock or to fix such further dividend rights for the Class A Non-voting Preferred Stock as it may determine, in its sole discretion.

Other Dividends and Distributions

     With respect to dividends and distributions other than cash dividends and all other rights, other than voting rights, shares of the common stock, the Class B Common Stock and Class A Non-voting Preferred Stock rank equally and have the same rights, including rights in liquidation. A share of the Class C Common Stock has one-third (1/3) of such rights.

Conversion

     Shares of Class B Common Stock are convertible into common stock on a share for share basis. Shares of Class C Common Stock are convertible into common stock on a three for one basis. Shares of Class A Non-voting Preferred Stock and shares of common stock are not convertible.

Preemptive Rights and Cumulative Voting

     Under the Fonar's certificate of incorporation, stockholders have no preemptive rights to subscribe for the new shares on a proportionate basis. The certificate of incorporation also does not provide for cumulative voting, which means that the holders of a majority of the votes can elect all of the directors.

Preferred Stock

     No shares of Fonar's $ .001 par value Preferred Stock have been issued or are presently planned to be issued. Shares of the $ .001 par value Preferred Stock would have such voting powers and other designations, preferences, rights and voting powers and other designations, preferences, rights and qualifications as the board of directors would establish.

Transfer Agent and Registrar

     Computershare, formerly called American Securities Transfer & Trust, Inc., located at 12039 W. Alameda Parkway, Lakewood, Colorado 80228, is the transfer agent and registrar for Fonar's common stock, Class B Common Stock, Class C Common Stock and Class A Non-voting Preferred Stock.

Validity of Issuance

     The validity of the shares being offered hereby will be passed upon by Henry T. Meyer, Esq., 110 Marcus Drive, Melville, New York 11747. Mr. Meyer is Fonar's General Counsel.

                                     Experts

     The financial statements and supplemental financial schedules contained in Fonar's latest annual report on Form 10-K, incorporated by reference into this prospectus, has been examined by Tabb Conigliaro & McGann, to the extent set forth in their report. Such financial statements and schedules were included therein in reliance upon their reports, given on their authority as experts in accounting and auditing.

                              Additional Documents

     This prospectus is accompanied by Fonar's most recent Form 10-K, for the fiscal year ended June 30, 2000 and most recent Form 10-Q for the fiscal quarter ended September 30, 2000, filed with the Securities and Exchange Commission pursuant to the Securities and Exchange Act of 1934, as amended.

                                 INDEMNIFICATION

     The Delaware General Corporation Law and Fonar's by-laws provide for the indemnification of an officer or director under certain circumstances against reasonable expenses incurred in connection with the defense of any action brought against him by reason of his being a director or officer. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or other persons under Fonar's by-laws or the Delaware General Corporation Law, Fonar has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                           Incorporation By Reference

     The following documents are incorporated by reference into this Prospectus:

1. Fonar's Form 10-K filed pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934 latest for the fiscal year ended June 30, 2000, filed on September 28, 2000.

2. Fonar's Forms 10-Q filed pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934 for the fiscal quarter ended September 30, 2000, which was filed on November 13, 2000.

3 All other reports filed pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934 since the end of the fiscal year covered by the annual report referred to in (1) above.



                                     Part II

                     Information Not Required in prospectus

              Item 14. Other Expenses of Issuance and Distribution

     The following statement sets forth all expenses in connection with the issuance and distribution of the securities being registered, other than broker/dealer commissions.

             SEC registration filing fee                $4,241

             NASD filing fee                            $7,500*

             Blue Sky fees and expenses                 $2,500*

             Printing and Engraving                     $7,500*

             Professional Fees (Accounting & Legal)    $10,000*

             Miscellaneous                              $3,259*

                                 Total              $35,000.00*

     * Estimated

     Item 15. Indemnification of Directors and Officers

     Article Eighth of the Certificate of Incorporation, as amended, of FONAR Corporation provides as follows:

     The personal liability of directors to the Corporation or its stockholders for monetary damages for breach of their fiduciary duties as directors is eliminated, provided however, that this provision shall not eliminate the liability of a director (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of the law,
(iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

     Article V of the By-law's of FONAR Corporation generally provides for indemnification of its officers and directors to the full extent permitted by Delaware Corporation Law.

     Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors and employees of Fonar under certain conditions and subject to certain limitations.

     The general effect of these provisions is to protect Fonar's officers and directors against liability, including liability to Fonar's stockholders, in cases where they have acted in good faith, even where there have been errors in judgement.

     Item 16. Exhibits and Financial Statement Schedules

     Exhibits

4.1  * Specimen  Common Stock  Certificate  incorporated  herein by reference to
     Exhibit 4.1 to the Registrant's registration statement on Form S-1, Commission File No. 33-13365.

4.2 * Article Fourth of the Certificate of Incorporation, as amended, of the Company incorporated by reference to Exhibit 4.1 to the Registrant's registration statement on Form S-8, Commission File No. 33-62099.

5.   Opinion of Counsel re: Legality. See Exhibits.

10.1 * License Agreement between FONAR and Raymond V. Damadian incorporated herein by reference to Exhibit 10 (e) to Form 10-K for the fiscal year ended June 30, 1983, Commission File No. 0-10248

10.2 * 1993  Incentive  Stock  Option Plan  incorporated  herein by reference to
     Exhibit 28.1 to the Registrant's registration statement on Form S-8, Commission File No. 33-60154.

10.3 * 1997 Non-Statutory  Stock Option Plan incorporated herein by reference to
     Exhibit 28.1 to the Registrant's registration statement on Form S-8, Commission File No.: 333-27411.

10.4 * 1997 Stock Bonus Plan incorporated herein by reference to Exhibit 28.2 to the Registrant's registration statement on Form S-8, Commission File No:
     333-27411

10.5 * Stock Purchase Agreement, dated July 31, 1997 by and between U.S. Health Management Corporation , Raymond V. Damadian, M.D. MR Scanning Centers
     Management Company and Raymond V. Damadian, incorporated herein by reference to Exhibit 2.1 to the Registrant's Form 8-K, July 31, 1997, Commission File No: 0-10248.

10.6 * Merger Agreement and Supplemental Agreement dated June 17, 1997 and Letter of Amendment dated June 27, 1997 by and among U.S. Health Management Corporation and Affordable Diagnostics Inc. et al., incorporated herein by reference to Exhibit 2.1 to the Registrant's 8-K, June 30, 1997, Commission File No: 0-10248.

10.7 * Stock Purchase Agreement dated March 20, 1998 by and among Health Management Corporation of America, FONAR Corporation, Giovanni Marciano, Glenn Muraca et al., incorporated herein by reference to Exhibit 2.1 to the Registrant's 8-K, March 20, 1998, Commission File No: 0-10248.

10.8 * Stock Purchase Agreement dated August 20, 1998 by and among Health Management Corporation of America, FONAR Corporation, Stuart Blumberg and Steven Jonas, incorporated herein by reference to Exhibit 2 to the Registrant's 8-K, September 3, 1998, Commission File No. 0-10248.

13.1 The Registrant's Form 10-K filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended June 30, 2000. See Exhibits.

13.2 The Registrant's Form 10-Q filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 for the fiscal quarter ended September 30, 2000. See Exhibits.

23.1 Consent of Tabb, Conigliaro & McGann, P.C., Certified Public Accountants. See Exhibits.

23.2 (Consent of Counsel is included in Exhibit 5).

*    Exhibits incorporated by reference.

     Financial Statement Schedules

     None

     Item 17. Undertakings

     The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

     (iii)To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13 (a) or section 15 (d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 26, 2001

                                                         FONAR CORPORATION

                                                    By:  /s/ Raymond V. Damadian
                                                         Raymond V. Damadian,
                                                         President

     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature                   Title                          Date

/s/ Raymond V. Damadian     Chairman of the                January 26, 2001
                            Board of Directors,
------------------------
Raymond V. Damadian         President and a
                            Director (Principal
                            Executive Officer)

/s/ Claudette J.V. Chan     Director                       January 26, 2001
------------------------
Claudette J.V. Chan

/s/ Robert J. Janoff        Director                       January 26, 2001
--------------------
Robert J. Janoff

/s/ Charles N. O'Data       Director                       January 26, 2001
----------------------
Charles N. O'Data